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                                                                  Exhibit 12.1

                            CALENERGY COMPANY, INC.

                      Ratio of Earnings to Fixed Charges

                     (Dollars in Thousands, Except Ratio)

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


                                                   Six Months Ended
                                                       June 30                                 Year Ended December 31

                                            --------------------------------------------------------------------------------------
                                                  1997        1996       1996       1995       1994          1993          1992
                                                  ----        ----       ----       ----       ----          ----          ----
Pre-tax income from
   continuing operations.....................   $117,528     $49,270   $135,713    $97,051    $55,838       $81,258      $50,732
                                                ---------    -------   --------    -------    -------       -------      -------
Loss on equity investment in
   unconsolidated subsidiary.................      3,957       2,774      5,221        382       --            --           --
                                                   -----       -----      -----        ---       --            --           --
Capitalized interest,
   net of amortization.......................    (21,150)    (22,701)   (37,476)   (31,160)   (9,198)        (6,174)      (5,202)
                                                 --------    --------   --------   --------   -------        -------      -----

                                                 100,335      29,343    103,458     66,253    46,640         55,084       45,530
   Fixed Charges:                                -------      ------    -------     ------    ------         ------       ------

    Interest expense and amortization of
       deferred finance charges on all
       indebtness............................    142,266      71,504    165,900    134,637    62,837         30,205       20,459
                                                 -------      ------    -------    -------    ------         ------       ------
    Interest portion of lease rentals........         30          30         60         60       109            247          253
                                                      --          --         --         --       ---            ---          ---
    Dividends on convertible preferred
     securities..............................      7,154          --      4,691         --        --             --           --
                                                   -----          --      -----         --        --             --           --
    Preferred stock dividends of
     subsidiaries, gross of tax..............      1,339          --         --         --        --             --           --
                                                   -----          --         --         --        --             --           --
    Total fixed charges......................    150,789      71,534    170,851    134,897    62,946         30,452       20,712
                                                 -------      ------    -------    -------    ------         ------       ------
Earnings before income
   and fixed charges.........................   $251,124    $100,877   $274,108   $200,850   109,586         85,536       86,242
                                                --------    --------   --------   --------   -------         ------       ------
Ratio of earnings to fixed charges...........      1.665       1.410      1.606      1.492     1,741          2.809        3.198
                                                   -----       -----      -----      -----     -----          -----        -----

                                            --------------------------------------------------------------------------------------
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